Exhibit 99.1

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended January 31, 2026 and 2025

ATIF HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,
	2026	2025

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,485,062	$8,950,771
Accounts receivable	2,350,000	750,000
Investment in trading securities	31,902	116,557
Prepaid expenses and other current assets	36,543,038	622,091
Total current assets	40,410,002	10,439,419

Property and equipment, net	-	-
Total Assets	$40,410,002	$10,439,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable, accrued expenses and other current liabilities	$1,686,940	$505,959
Taxes payable	19,985	19,985
Due to related parties	565	-
Current portion of long-term payables	-	250,000
Total current liabilities	1,707,490	775,944

Long-term payables	-	-
Total liabilities	1,707,490	775,944

Commitments	-	-

Equity
Ordinary shares, $0.001 par value, 100,000,000,000 shares authorized, 10,313,373 shares and 1,313,373 shares issued and outstanding as of January 31, 2026 and July 31, 2025, respectively	32,640	23,640
Additional paid-in capital	74,406,431	45,095,981
Accumulated deficit	(35,736,559)	(35,456,146)
Total Shareholders’ Equity	38,702,512	9,663,475
Total Liabilities and Shareholders’ Equity	$40,410,002	$10,439,419

The accompanying notes are an integral part of these consolidated financial statements

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2025.8-2026.1	2024.8-2025.1
	For the six months Ended January 31,
	2026	2025

Revenues	$1,600,000	$200,000
Cost of revenue	(1,040,000)	-
	560,000	200,000

Operating expenses
Selling expenses	-	(120,000)
General and administrative expenses	(826,250)	(951,906)
Total operating expenses	(826,250)	(1,071,906)

Loss from operations	(266,250)	(871,906)

Other (expenses) income
Interest (expenses) income	70,491	(15)
Other expense	-	(260,046)
Loss from investment in trading securities	(84,654)	(1,138,564)
Total other expense, net	(14,163)	(1,398,625)

Loss before income taxes	(280,413)	(2,270,531)

Income tax provision	-	-
Net loss and comprehensive loss	(280,413)	$(2,270,531)

Loss per share – basic and diluted	$(0.04)	$(3.36)

Weighted Average Shares Outstanding – Basic and diluted	6,987,286	674,768

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JANUARY 31, 2026, 2025 AND 2024

				Retained
	Ordinary Share		Additional paid	Earnings (Accumulated
	Shares	Amount	in capital	Deficit)	Total
Balance as at July 31, 2024	662,081	$11,917	$32,599,985	$(30,858,148)	$1,753,754
Net loss for the period	-	-	-	(2,270,531)	(2,270,531)
Capital contribution	-	-	3,611,000	-	3,611,000
Issuance of ordinary shares	212,222	3,820	4,771,075	-	4,774,895
Balance as at January 31, 2025	874,303	$15,737	$40,982,060	$(33,128,679)	$7,869,118

Balance as at July 31, 2025	1,313,373	$23,640	$45,095,981	$(35,456,146)	$9,663,475
Net loss for the period	-	-	-	(280,413)	(280,413)
Issuance of ordinary shares	9,000,000	9,000	14,825,063	-	14,834,063
Issuance of warrants		-	14,485,387	-	14,485,387
Balance as at January 31, 2026	10,313,373	$32,640	$74,406,431	$(35,736,559)	$38,702,512

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months Ended January 31,
	2026	2025
Cash flows from operating activities:

Net loss	$(280,413)	$(2,270,531)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	-	6,282
Amortization of right of use assets	-	9,000
Loss on disposal of property and equipment	-	53,765
Loss from early termination of an operating lease	-	13,000
Loss from investment in trading securities	84,654	1,138,564
Changes in operating assets and liabilities:
Accounts receivable	(1,600,000)	200,000
Deposits	-	3,000
Prepaid expenses and other current assets	(35,920,946)	107,281
Related parties	565	-
Taxes payable	-	-
Accounts payable, accrued expenses and other current liabilities	1,180,981	(456,114)
Current portion of long-term payables	(250,000)	-
Lease liabilities	-	-
Net cash used in operating activities	(36,785,159)	(1,195,753)

Cash flows from investing activities:
Net investment in short-term investments	-	141,172
Loans to (collection of loans from) a related party	-	300,000
Net cash provided by (used in) investing activities	-	441,172

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	29,319,450	4,774,895
Net cash provided by financing activities	29,319,450	4,774,895

Net increase (decrease) in cash	(7,465,709)	4,020,314
Cash, beginning of period	8,950,771	1,249,376
Cash, end of period	$1,485,062	$5,269,690
Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$-

Supplemental disclosure of Non-cash financing activities
Capital contribution from a shareholder in the form of trading securities	$-	$3,611,000

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ATIF Holdings Limited (“ATIF” or the “Company”), formerly known as Eternal Fairy International Limited and Asia Times Holdings Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on January 5, 2015, as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company adopted its current name on March 7, 2019. The Company is primarily engaged in providing business advisory and financial consulting services to small and medium-sized enterprise customers.

On October 6 and October 7, 2022, ATIF Inc., a wholly owned subsidiary of ATIF, established ATIF Business Consulting LLC (“ATIF BC”) and ATIF Business Management LLC (“ATIF BM”) under the laws of the State of California of the United States, respectively. On April 25, 2022, the Company established ATIF Investment Limited (“ATIF Investment”) under the laws of BVI. On December 22, 2021, ATIF Inc. established ATIF BD LLC (“ATIF BD”) under the laws of California of the United States.

Enter into a sales agreement of ATIF GP

On January 21, 2021, the Company incorporated ATIF-1 GP, LLC (“ATIF GP”) under the laws of Delaware of the United States. ATIF GP is a wholly owned subsidiary of the Company, and focuses on fund management business.

On February 16, 2021, ATIF-1, LP (“ATIF LP”) was established as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. As of July 31, 2022, the Company owns 76.6% limited partner interest in ATIF, LP.  The investment manager for the fund is ATIF Inc.

On August 1, 2022, the Company entered into a sales agreement with a third party, pursuant to which the Company sold all of its equity interest in ATIF GP at the cost of $50,000. The management believed the disposition does not represent a strategic shift because it is not changing the way it is running its consulting business. The Company has not shifted the nature of its operations. The termination is not accounted as discontinued operations in accordance with ASC 205-20. Upon the closing of the Agreement, ATIF GP is no longer our subsidiary and ATIF USA ceased to be the investment manager of ATIF LP.

Disposal of ATIF HK and Huaya

On May 20, 2022, the Company entered into a share transfer agreement with Mr. Pishan Chi, pursuant to which the Company transferred all of its equity interest in ATIF HK and its wholly owned subsidiary, Huaya to Mr. Chi at $nil consideration. Mr. Chi was the Company’s former Chief Executive Officer for the period from July 10, 2020 through August 4, 2021. The transfer of equity interest was closed on May 31, 2022.

The transfer of equity interest in ATIF HK and Huaya was for the purpose of mitigation of restrictions on China-based companies raising capital offshore by the PRC government. Upon the transfer of ATIF HK and Huaya, the Company would continue its effort to provide financial consulting services to clients from North America and other areas. The management believed the disposition does not represent a strategic shift because it is not changing the way it is running its business. The Company has not shifted the nature of its operations, not is it exiting the North America market, which is the Company’s major geographic market area. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

Incorporation of AESON

AESON International Limited (“AESON”), a wholly own subsidiary of the Company, was incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China on May 9, 2025. It is a limited liability company which engages in smart product sales and software development.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

Disposal of ATIF BC and ATIF BM

During the six months ended January 31, 2026, the Company committed to plans to liquidate ATIF BC and ATIF BM, which representing strategic shifts in the Company’s operations. Both liquidations were completed in February 2026.

As of January 31, 2026, details of the subsidiaries of the Company are as following:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
ATIF Holdings Limited (“ATIF”)	January 5, 2015	British Virgin Islands	Parent	Investment holding
Wholly owned subsidiaries of ATIF
ATIF Inc. (“ATIF USA”)	October 26, 2020	USA	100%	Consultancy and information technology support
ATIF Investment LLC (“ATIF Investment”)	April 25, 2022	BVI	100%	Consultancy and information technology support
ATIF BD	December 22, 2021	USA	100% owned by ATIF USA	Consultancy and information technology support
ATIF BC	October 6, 2022	USA	100% owned by ATIF USA	Consultancy and information technology support
ATIF BM	October 6, 2022	USA	100% owned by ATIF USA	Consultancy and information technology support
AESON	May 9, 2025	Hong Kong	100%	Smart product sales and software development

NOTE 2 – LIQUIDITY AND GOING CONCERN

For the six months ended January 31, 2026 and 2025, the Company reported a net loss of approximately $0.3 million and a net loss of $2.3 million, respectively, and operating cash outflows approximately $36.8 million and approximately $1.2 million, respectively. In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. While the Company has a history of net operating losses and operating cash outflows, and may require additional capital to fund its current operating plan for the six months ended January 31, 2026, management believes that these factors are being proactively managed through ongoing strategic initiatives and access to potential financing sources.

In October 2025, the Company issued and sold 9,000,000 ordinary shares to certain purchasers who are “non-U.S. Persons” at a price of US$3.26 per share, and warrants to purchase an aggregate of up to 9,000,000 ordinary shares for a gross proceeds of US$29.3 million. The Company recorded net proceeds of approximately $29.3 million.

As of January 31, 2026, the Company had cash of approximately $1.5 million and accounts receivables of approximately $2.4 million, which were highly liquid. On the other hand, the Company had current liabilities of approximately $1.7 million. The cash and other highly liquid assets could well cover the current liabilities. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The unaudited condensed consolidated balance sheets as of January 31, 2026 and for the unaudited condensed consolidated statement of operations and comprehensive income (loss) for the six months ended January 31, 2026, 2025 and 2024 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended July 31, 2025.

In the opinion of the management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the fiscal year ended July 31, 2025. The results of operations for the six months ended January 31, 2026 and 2025 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, revenue recognition, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable, net

On August 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive loss. The Company uses loss-rate methods to estimate allowance for credit loss. The Company assesses collectability by reviewing accounts receivable on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company multiplied the loss rate with the amortized cost of accounts receivable. The loss rate refers to the corporate default rate published by credit rating companies, which considers current economic conditions, reasonable and supportable forecasts of future economic conditions. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Investment in Trading Securities

Equity securities not accounted for using the equity method are carried at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss), according to ASC 321 “Investments — Equity Securities”. During the six months ended January 31, 2025 and 2024, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “investment in trading securities” and subsequently measure the investments at fair value. In addition, during the year ended July 31, 2025, the Company was also granted ordinary shares of a listed company as capital contribution from a shareholder. The Company initially accounted for the share as “investment in trading securities” at fair value by reference to the prevailing market price on shares grant date, and subsequently measure the share awards at fair value. The Company recognized a loss of $84,654 and $1,138,564 from investment in trading securities for the six months ended January 31, 2026 and 2025, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable.

Fair value of investment in trading securities are based on quoted prices in active markets. The carrying amounts of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, deposits, due from and due to related parties, other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of the short-term nature of these assets and liabilities. For lease liabilities and long-term payable, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates. For the six months end January 31, 2026 and 2025, there are no transfers between different levels of inputs used to measure fair value.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

For the six months ended January 31, 2026 and 2025, the Company primarily generated revenues from consulting services to customers who would like to go public. As of January 31, 2026, the Company had uncompleted performance obligations of $0.6 million.

The Company provides various consulting services to its members, especially to those who have the intention to be publicly listed in the stock exchanges in the United States and other countries. The Company categorizes its consulting services into three Phases:

Phase I consulting services primarily include due diligence review, market research and feasibility study, business plan drafting, accounting record review, and business analysis and recommendations. Management estimates that Phase I normally takes about three months to complete based on its past experience.

Phase II consulting services primarily include reorganization, pre-listing education and tutoring, talent search, legal and audit firm recommendation and coordination, VIE contracts and other public-listing related documents review, merger and acquisition planning, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation. Management estimates that Phase II normally takes about eight months to complete based on its past experience.

Phase III consulting services primarily include shell company identification and recommendation for customers expecting to become publicly listed through reverse merger transaction; assistance in preparation of customers’ public filings for IPO or reverse merger transactions; and assistance in answering comments and questions received from regulatory agencies. Management believes it is very difficult to estimate the timing of this phase of service as the completion of Phase III services is not within the Company’s control.

Each phase of consulting services is stand-alone and fees associated with each phase are clearly identified in service agreements. Revenue from providing Phase I and Phase II consulting services to customers is recognized ratably over the estimated completion period of each phase as the Company’s performance obligations related to these services are carried out over the whole duration of each Phase. Revenue from providing Phase III consulting services to customers is recognized upon completion of the reverse merger transaction or IPO transaction when the Company’s promised services are rendered and the Company’s performance obligations are satisfied. Revenue that has been billed and not yet recognized is reflected as deferred revenue on the balance sheet.

Depending on the complexity of the underlying service arrangement and related terms and conditions, significant judgments, assumptions, and estimates may be required to determine when substantial delivery of contract elements has occurred, whether any significant ongoing obligations exist subsequent to contract execution, whether amounts due are collectible and the appropriate period or periods in which, or during which, the completion of the earnings process occurs. Depending on the magnitude of specific revenue arrangements, adjustment may be made to the judgments, assumptions, and estimates regarding contracts executed in any specific period.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of January 31, 2026. As of January 31, 2026, all of the Company’s income tax returns for the tax years ended December 31, 2019 through December 31, 2025 remain open for statutory examination by relevant tax authorities.

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended January 31, 2026 and 2025, there were no dilutive shares.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is Dr. Kamran Khan, the CEO.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the management has determined that the Company now operates in one operating segment with one reporting segment as of January 31, 2026 and July 31, 2025, which is the consulting service business.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainty

(a)	Credit risk

As of January 31, 2026, the Company held cash and cash equivalents of $1,445,120 deposited in the bank located in the U.S., which were insured by FDIC up to $250,000, and held and cash and cash equivalents of $39,942 deposited in the bank located outside the U.S., which is not insured by FDIC.

(b)	Concentration risk

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company has a concentration of its revenues and receivables with specific customers. For the six months ended January 31, 2026, four customers accounted for 100% of the Company’s consolidated revenue, with each customer contributing an equal share to the total revenue. For the six months ended January 31, 2025, one customer accounted for 100% of the Company’s consolidated revenue.

As of January 31, 2026, three customers accounted for 83% of the Company’s consolidated accounts receivable, with each customer contributing an equal share of 27.6%. As of July 31, 2025, three customers accounted for 100% of the Company’s consolidated accounts receivable, with each customer contributing an equal share of 33.3%.

For the six months ended January 31, 2026 and 2025, substantially all of the Company’s revenues was generated from providing going public related consulting services to customers. The risk is mitigated by the Company’s effort to transition its consulting services from the China based customers to more international customers.

(c)	Other risks and uncertainties

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures, which emphasizes the importance of providing more granular and detailed expense information in financial statements. The update requires entities to disaggregate expenses by nature and function on the income statement, offering a clearer picture of an entity’s cost structure and operational efficiency. This enhanced disclosure is intended to improve the transparency and comparability of financial reporting. Entities must apply the new guidance retrospectively to all periods presented in the financial statements. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of these changes on its financial reporting and will implement the necessary adjustments to comply with the updated standards.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE

	As of January 31,	As of July 31,
	2026	2025

Accounts receivable	$2,350,000	$750,000
Allowance for credit losses	-	-
Accounts receivable, net	$2,350,000	$750,000

The Company evaluates accounts receivable for collectability on an individual basis. No allowance for credit losses was recorded for the six months ended January 31, 2026 and 2025. The Company will continue to monitor economic conditions and customer credit profiles and will adjust the allowance for credit losses prospectively if the circumstances change.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of January 31,	As of July 31,
	2026	2025
Prepayment for digital asset procurement (a)	$35,920,947	$-
Prepayment for consulting service fee (b)	600,000	600,000
Others	22,091	22,091
Total	$36,543,038	$622,091

(a)

On August 1, 2025 and October 28, 2025, the Company entered into procurement authorization contracts with a third-party agent. Pursuant to the contracts, the agent is authorized to procure, on the Company’s behalf, a specified type of ICO token in an aggregate amount equivalent to approximately USD35,920,947. The procurement is subject to a 100% reserve requirement system, and all purchased tokens must be delivered to a cryptocurrency wallet address designated and controlled by the Company within 12 months following the effective dates of the respective contracts.

As of January 31, 2026, the Company had advanced the full contract amounts to the agent, which was recorded in “prepaid expenses and other current assets” of the consolidated balance sheet. The procurement and delivery of the tokens by the agent were not yet completed and no digital assets were recognized on the consolidated balance sheet as of January 31, 2026.

(b)	The balance includes amounts paid to Mr. Liu Jun, the former CEO of the Company, in advance for advisory services. These prepaid amounts will be recognized as expense over the period the services are rendered.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of January 31,	As of July 31,
	2026	2025
Furniture, fixtures and equipment	$-	$-
Less: accumulated depreciation	-	-
Property and equipment, net	$-	$-

Depreciation expense was $nil and $6,282 for the six months ended January 31, 2026 and 2025, respectively.

In November 2024, the lease agreement with related party lessor was terminated prematurely, resulting in the disposal of all furniture, fixtures, and equipment located at the leased premises. Loss on disposal of the property and equipment was $53,765, which was recorded as other (expense) income in the consolidated statements of operations and comprehensive loss as of for the six months ended January 31, 2025.

NOTE 7 – INTANGIBLE ASSETS

Net intangible assets consisted of the following:

	As of January 31,	As of July 31,
	2026	2025
Total	$320,000	$320,000
Less: accumulated amortization	(320,000)	(320,000)
Intangible assets	$-	$-

Amortization expense were $nil for the six months ended January 31, 2026 and 2025.

NOTE 8 – INVESTMENTS IN TRADING SECURITIES

As of January 31, 2026 and July 31, 2025, the balance of investments in trading securities represented: (i) certain equity securities of listed companies purchased through various open market transactions by the Company during the relevant periods. The investments are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income (expenses), net in the condensed consolidated statement of operations and comprehensive income (loss). These securities were sold during the fiscal year 2025 and the balance were $nil as of January 31, 2026 and July 31, 2025; and (ii) 7,850,000 ordinary shares of a listed company (“the Listed Company”) granted by a shareholder as capital contribution. The ordinary shares were granted on October 28, 2024 and were subject to 1933Act restrictions until March 2025. In April 2025, the Board of Directors of the Listed Company approved a reverse share split for its ordinary shares, at a ratio of 1-for-25, which came into effect on May 5, 2025. As a result, the 7,850,000 ordinary shares were consolidated into 314,000 ordinary shares. In August 2025, the Board of Directors of the Listed Company approved a reverse share split for its ordinary shares, at a ratio of 1-for-25, which came into effect on September 8, 2025. As a result, the 314,000 ordinary shares were consolidated into 12,560 ordinary shares. As of January 31, 2026, the fair value of the 12,560 ordinary shares was $31,902. The Company initially accounted for the share as “investment in trading securities” at fair value by reference to the prevailing market price on shares grant date, and subsequently measure the share awards at fair value.

For six months ended January 31, 2026 and 2025, the Company recognized a decrease in fair value of investments of $84,654 and $1,138,564, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – OPERATING LEASES

The Company leased offices space under one non-cancelable operating lease with a related party lessor (Note 11). This lease agreement was terminated in November 2024, resulting in a loss from early termination amounting to $13,000. The loss comprised prepaid rental and lease deposit that were non-recoverable upon early termination, was recorded under other (expense) income in the consolidated statement of operations and comprehensive loss for six months ended January 31, 2025.

On March 2, 2025, the Company entered into a lease agreement with Sat Hing Pat for a term of one year, securing office space with a monthly rental fee of $1000.

Rent expenses for the six months ended January 31, 2026 and 2025 were $6,000 and $12,000, respectively.

NOTE 10 – ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES, AND OTHER LONG-TERM LIABILITIES

Accounts payable, accrued expenses and other current liabilities consisted of the following:

	As of January 31,	As of July 31,
	2026	2025
Accounts payable, accrued expenses and other current liabilities:

Service fee payable to a consulting firm (a)	$1,040,000	$-
Payable to Li Meng (b)	$328,747	$328,747
Accrued payroll	299,566	164,585
Accrued rental	11,000	5,000
Others	7,627	7,627
	$1,686,940	$505,959
Current portion of long-term payables:
Accrued litigation fee (c)	-	250,000

(a)	On April 20, 2025, the Company entered into a framework agreement with a consulting firm. Pursuant to the agreement, the consulting firm provides consulting and professional services to the Company. Fees are settled based on delivery milestones stipulated in the underlying contracts with customers and recognized according to the actual project completion progress. As of January 31, 2026, the Company has accrued service fee payable of $1,040,000.

(b)	It represents a refundable advance from Mr. Li Meng for a financial advisory service that was subsequently cancelled. It was recorded in accounts payable, accrued expenses and other current liabilities as of January 31, 2026 and July 31, 2025.

(c)	On September 24, 2024, the Company and Boustead Securities, LLC (“Boustead”) entered into a settlement agreement, pursuant to which the Company would compensate Boustead in the amount of $1,000,000 (Note 15). The compensation is payable in three instalments, with first instalment of $250,000 payable with execution of settlement agreement, the second instalment of $500,000 payable before March 1, 2025, and the final instalment of $250,000 payable before December 31, 2025. The Company made all payments as schedule and the obligation was fully settled as of January 31, 2026.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the six months ended January 31, 2026 and 2025, or recorded balances as of January 31, 2026 and July 31, 2025:

Name	Relationship with the Company
Mr. Jun Liu*	The former Chief Executive Officer of the Company
Asia International Securities Exchange Co., Ltd.	Wholly owned by Mr. Jun Liu
Zachary Group LLC (“Zachary Group”)	Wholly owned by Mr. Jun Liu
Mr. Yu Shibin	The Chief Financial Officer of the Company

*	On January 22, 2025, Mr. Jun Liu resigned from his position as the Chief Executive Officer, director and Chairman of the board of directors of the Company, effective immediately. In accordance with applicable accounting standards (ASC 850), he and the companies owned by him were no longer considered as related parties.

2)	Transactions with related parties

In June 2022, the Company entered into an office lease agreement (“Lease Agreement”) with Zachary Group. Pursuant to the agreement, the Company would lease the office space for a lease term of 5 years, matured in May 2027. The monthly rental fee was $20,000, payable on a monthly basis. On March 1, 2024, the Company and Zachary Group modified the lease agreement to reduce the lease term and office space. The modified agreement was for a lease term of 2 years through February 2026, and monthly rental fee was $3,000, payable on a monthly basis. On November 30, 2024, the Company entered into an agreement with Zachary Group and agreed that the Lease Agreement would be terminated effective November 1, 2024. For the six months ended January 31, 2026 and 2025, the Company recorded rental expenses of $nil and $12,000, respectively.

For the six months ended January 31, 2025, the Company extended a loan of $93,013 to Mr. Jun Liu and subsequently collected loan of same amount from him.

3)	Balances with related parties

As of January 31, 2026 and July 31, 2025, the balances due from related parties were as follows:

	As of January 31,	As of July 31,
	2026	2025
Due to related parties:
Mr. Yu Shibin	$565	$-
	$565	$-

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and ATIF Investment are not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

USA

For the US jurisdiction, ATIF Inc., ATIF BD, ATIF BC and ATIF BM are subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 8.84%. The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, no material impact on the Company is expected based on the analysis. The Company will continue to monitor the potential impact going forward.

For the six months ended January 31, 2026 and 2025, the Company did not incur income tax expenses.

The reconciliation of the income tax benefits at statutory federal rate to the Company’s effective income tax benefit is presented as following:

	For the six months ended January 31,
	2026		2025
	USD	%	USD	%
Income tax benefits at the Statutory federal rate	(58,887)	21.0%	(476,812)	21.0%
Income tax benefits at the State tax rate, net of statutory federal effect	(24,789)	8.8%	(200,715)	8.8%
Effects of tax rates in foreign jurisdictions	174,439	(62.2)%	212,143	(9.3)%
Nondeductible expenses	25,261	(9.0)%	310,608	(13.7)%
Utilization of net operation losses brought forward	(116,024)	41.4%	154,776	(6.8)%
Changes in valuation allowance	-	-	-	-

Total income tax expense	-	-	-	-

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

Deferred tax assets and liabilities

The Company’s deferred tax assets and liabilities are comprised of the following:

	January 31,	July 31,
	2026	2025

Net operating losses	$548,489	$664,513
Operating lease	-	-
Property, equipment and others	-	-

Gross deferred tax assets	548,489	664,513

Operating lease	-	-
Property, equipment and others	-	-

Gross deferred tax liabilities	-	-
Gross deferred tax assets, net of gross deferred tax liabilities	548,489	664,513
Less: valuation allowance	(548,489)	(664,513)
Deferred tax assets, net of valuation allowance	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”). The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. As of January 31, 2026 and July 31, 2025, management believes that the realization of the deferred tax assets appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance has been provided against the deferred tax assets.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of January 31, 2026 and July 31, 2025 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – WARRANTS

On February 4, 2025, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investor (the “Purchaser”) pursuant to which the Company agreed to sell (1) 87,778 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), and (2) certain pre-funded warrants to purchase up to 49,309 Ordinary Shares (the “Pre-Funded Warrants”) in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 137,086 Ordinary Shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2.5 million (the “Offering”).

Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of USS0.18. The Company are offering the Pre-Funded Warrants to the Purchaser whose purchase of the Ordinary Shares in this offering would otherwise result in such purchase, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchase, 9.99%) of outstanding Ordinary Shares immediately following the consummation of this offering. The Pre-Funded Warrants were exercised in full in June 2025.

Each Restricted Warrant is exercisable six months after the date of issuance at an exercise price of $21.6 per Ordinary Share and expires five and a half years from the date of issuance.

On October 8, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulations of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 9,000,000 units, each unit consisting of one ordinary share of the Company, par value $0.001 per share and one warrant to purchase one share with an initial exercise price of $4.89 per share, at a price of $3.26 per unit for an aggregate purchase price of approximately $29.34 million. The net proceeds from such offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $4.89 per share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The following table summarizes information relating to outstanding and exercisable warrants as of January 31, 2026:

	Six months ended January 31, 2026
	Number	Weighted average exercise price
Outstanding and exercisable at beginning of the period	137,086	$21.60
Issued during the period	9,000,000	4.89
Exercised during the period	-	-
Outstanding and exercisable at end of the period	9,137,086	$5.14

	Warrants Outstanding			Warrants Exercisable
	Number of Shares	Weighted Average Remaining Contractual life(in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Restricted warrants	137,086	4.51	21.60	137,086	21.60
Other warrants	9,000,000	4.69	4.89	9,000,000	4.89

Aggregate intrinsic value represents the total amount by which the quoted market price of the Company’s stock exceeds the exercise price of outstanding in-the-money warrants as of January 31, 2026. The intrinsic value of the warrants as of January 31, 2026 is $14,040,000.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY

Ordinary shares

As of July 31, 2025, the Company had a total of 1,313,373 ordinary shares issued and outstanding.

On October 8, 2025, issued and sold 9,000,000 ordinary shares at a price of US$3.26 and warrants to purchase up to 9,000,000 ordinary shares to certain “non-U.S. Persons” for gross proceeds of $29.34 million. The Company recorded net proceeds of $29,319,450. The difference of $29,310,450 between the par value of ordinary shares and the gross proceeds were recorded as additional paid-in capital.

As of January 31 2026, the Company had a total of 10,313,373 ordinary shares issued and outstanding.

Additional paid-in capital

As of July 31, 2025, the Company had additional paid-in capital of $45,095,981.

As mentioned in Note 14 – Equity - ordinary shares, for the six months ended January 31, 2026 the Company had an increase in additional paid-in capital of $29,310,450 in for issue of ordinary shares and warrants.

As of January 31, 2026, the Company had additional paid-in capital of $74,406,431.

Under the laws of the British Virgin Islands, the Company may pay dividends or make other distributions only if the directors of the Company are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the “solvency test” (as defined in section 56(a) the BVI Act). Section 56(a) of the BVI Act states that a company satisfies the solvency test if “(i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due.

NOTE 15 – CONTIGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Legal Proceeding with Boustead Securities, LLC (“Boustead”)

On May 14, 2020, Boustead filed a lawsuit against the Company and LGC for breaching the underwriting agreement Boustead had with each of the Company and LGC, in which Boustead was separately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – CONTIGENCIES (continued)

Boustead’s Complaint alleges four causes of action against the Company, including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, ATIF filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6)and 12(b)(5). On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020. Boustead opted to amend its complaint and filed the amended complaint on November 10, 2020. Boustead’s amended complaint asserts the same four causes of action against ATIF and LGC as its original complaint. The Company filed another motion to dismiss Boustead’s amended complaint on December 8, 2020.

On August 25, 2021, the United States District Court for the Southern District of New York granted ATIF’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against ATIF as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract. The Court granted Boustead’s motion for leave and Boustead filed the second amended complaint on December 28, 2021 alleging only breach of contract and dropping all other causes of action alleged in the original complaint. On January 18, 2022, the Company filed a motion to dismiss Boustead’s second amended complaint. Boustead filed its opposition on February 1, 2022 and the Company replied on February 8, 2022.

On July 6, 2022, the Court denied our motion to dismiss the second amended complaint. Thereafter, on August 3, 2022, the Company filed a motion to compel arbitration of Boustead’s claims in California. Briefing on the Company’s motion to compel concluded on August 23, 2022. Since the agreement between ATIF and Boustead contains a valid arbitration clause that applies to Boustead’s breach of contract claim, and the parties have not engaged in discovery, on February 14, 2023, the Court ordered that ATIF’s motion to compel arbitration is granted and this case is stayed pending arbitration.

On March 10, 2023, Boustead, filed Demand for Arbitration against ATIF (the Respondent) before JAMS in California and the assigned JAMS case Ref. No. is 5220002783. On May 25, 2023, ATIF filed its answer to deny Boustead’s Demand for Arbitration, which was unsuccessful and the arbitration process was initiated. The arbitrator ordered a motion to be filed by Boustead for a determination of contact interpretation, prior to extensive discovery into issues such as the alleged merits and damages, and to determine whether the contract interpretation should allow the matter to further proceed. Boustead had filed the Motion for Contract Interpretation Determination. ATIF filed its opposition to that Motion on October 16, 2023. The hearing on the motion was held on November 8, 2023, during which the arbitrator extended the hearing to February 29, 2024. The arbitrator also established December 15, 2023, as the deadline for Boustead to submit its reply regarding the contract interpretation issues raised by the Company. Simultaneously, the Company was granted until February 12, 2024, to present its response brief.

On September 24, 2024, the Company and Boustead entered into a settlement agreement, pursuant to which the Company shall pay a total amount of $1,000,000 to Boustead. The payment is made in three instalments, the first instalment of $250,000 is payable upon execution of the settlement agreement, the second instalment of $500,000 is payable before March 1, 2025, and the final instalment of $250,000 is payable before December 31, 2025. The Company made all payments as schedule and the obligation was fully settled as of January 31, 2026.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – CONTIGENCIES (continued)

Pending Legal Proceeding with J.P Morgan Securities LLC (“JPMS”)

On December 22, 2023, J.P Morgan Securities LLC (“JPMS”) filed a lawsuit in the Superior Court of California, County of Orange, bearing Case Number 30-2023-01369978-CU-FR-CJC against ATIF Holdings Limited (“Holdings”), ATIF Inc., ATIF-1GP, LLC (ATIF-1 GP”), and two officers of Holdings and ATIF Inc., Jun Liu and Zhiliang “Ian” Zhou, alleging and asserting that itis entitled to recover $5,064,160 in damages plus interest and attorneys’ fees relating to a stock transaction by ATIF-1 GP.

The parties have agreed to attempt to mediate the dispute before proceeding to litigation. A mediation was held on May 6, 2024, but the parties could not come to a resolution. The Defendants’ time to respond to the lawsuit was May 20, 2024. On May 15, 2024, the Defendants filed a Petition with the Superior Court of California seeking to compel arbitration under the operative agreements and stay the underlying State Court action. On or about August 16, 2024, the parties agreed that JPMS and ATIF-1 GP, LLC would submit any disputes between the two of them only, to FINRA arbitration, and stay the California state court case pending such arbitration. ATIF-1 GP, LLC has not been the Company’s subsidiary since its disposition in 2022. The Company is awaiting the outcome of the FINRA arbitration before proceeding further with the stayed case in the Superior Court of California.

On January 22, 2025, Jun Liu resigned from his position as the Chief Executive Officer, director and Chairman of the board of directors of the Company, effective immediately.

NOTE 16 – SUBSEQUENT EVENTS

Disposal of ATIF BC and ATIF BM

By January 31, 2026, ATIF BC had ceased all operations and had substantially settled all of its third-party assets and liabilities. Accordingly, the results of ATIF BC are presented as discontinued operations in these consolidated financial statements. On February 9, 2026, the Company completed the formal legal dissolution of ATIF BC.

On February 9, 2026, the Company filed the application for the formal dissolution of ATIF BM, whose third-party assets and liabilities had been fully settled as of January 31, 2026.

Receipt of ICO

On April 2, 2026, subsequent to the balance sheet date, the Company received from the agent 160,000,000 AIAPP tokens, with an aggregate fair value of approximately USD 23,000,000 as of the receipt date. This receipt represents a partial fulfillment of the procurement authorization contracts. The Company is evaluating the accounting treatment of these tokens under applicable guidance, including their classification as intangible assets, digital assets, or other financial instruments.

No other material events have occurred subsequent to January 31, 2026 that would require recognition or disclosure in these financial statements.